UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

FREIGHTOS LIMITED

FORM 6-K

Freightos Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Press Release

Exhibit 99.1	Press release, dated May 23, 2023, entitled “Freightos Announces Record Q1 2023 Transactions and Meets High End Guidance for Revenue and EBITDA”.

Incorporation by Reference

The unaudited consolidated balance sheets, unaudited consolidated statements of operations, unaudited consolidated statements of cash flows, reconciliation of IFRS gross profit to non-IFRS gross profit, reconciliation of IFRS operating loss to adjusted EBITDA, and reconciliation of IFRS loss to non-IFRS loss and loss per share contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: May 23, 2023
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel